Exhibit 99.1
CRIC Reports Third Quarter and First Nine Months of 2010 Results
Total Revenues Up 104% Year-Over-Year to $47.2 million;
COHT Revenues Up 99% Year-Over-Year to $19.1 million;
Non-GAAP Net Income Attributable to CRIC Shareholders Up 13% Year-Over-Year to $14.9 million, or $0.10 per diluted ADS
SHANGHAI, China, November 11, 2010 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2010.
In October 2009, the Company completed its initial public offering (“IPO”) and acquisition of SINA Corporation’s (NASDAQ: SINA) 66% equity interest in China Online Housing Technology Corporation (“COHT”), an entity that had operated SINA’s online real estate business. To assist management and investors in gaining a better understanding of CRIC’s operating performance for the third quarter ended September 30, 2010, the Company is providing results attributable to COHT (online real estate services segment) whenever possible. In addition to the disclosure of GAAP results below, the Company is also presenting certain non-GAAP measures (namely, income from operations and net income attributable to CRIC shareholders). For non-GAAP income from operations (“non-GAAP income from operations”) and non-GAAP net income attributable to CRIC shareholders (“non-GAAP net income attributable to CRIC shareholders”), expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions are excluded. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.
Third Quarter 2010 Highlights
•
Total revenues were $47.2 million for the third quarter of 2010, an increase of 104% compared to the third quarter of 2009, exceeding the high end of the Company’s guidance range of $44 million to $46 million. Total revenues for the third quarter of 2010 included $19.1 million attributable to COHT, an increase of 99% compared to the third quarter of 2009. The remainder was $28.1 million, an increase of 22% compared to the same quarter of 2009.

•
Net income attributable to CRIC shareholders was $6.6 million, or $0.04 per diluted ADS, for the third quarter of 2010, a decrease of 46% compared to the same quarter of 2009. Non-GAAP net income attributable to CRIC shareholders was $14.9 million, or $0.10 per diluted ADS, for the third quarter of 2010, an increase of 13% compared to the same quarter of 2009. Non-GAAP net income attributable to CRIC shareholders for the third quarter of 2010 included $4.0 million attributable to COHT. The remainder was $10.9 million, a decrease of 18% compared to the same quarter of 2009, mainly due to the increased personnel expenses as the company added more consultants in the third quarter of 2010.

First Nine Months of 2010 Highlights
•
Total revenues were $111.8 million for the first nine months of 2010, an increase of 106% compared to the same period in 2009. Total revenues for the first nine months of 2010 included $41.7 million attributable to COHT. The remainder was $70.1 million, an increase of 29% compared to the first nine months of 2009.

•
Net income attributable to CRIC shareholders was $16.0 million, or $0.11 per diluted ADS, for the first nine months of 2010, a decrease of 31% compared to the first nine months of 2009. Non-GAAP net income attributable to CRIC shareholders was $41.1 million, or $0.28 per diluted ADS, for the first nine months of 2010, an increase of 56% compared to the first nine months of 2009. Non-GAAP net income attributable to CRIC shareholders for the first nine months of 2010 included $7.3 million attributable to COHT. The remainder was $33.8 million, an increase of 28% compared to the first nine months of 2009.

Mr. Xin Zhou, CRIC’s co-chairman and CEO said, “Once again, CRIC delivered a very solid quarter with above-guidance total revenues. Our performance since the IPO has showed that we can grow our business consistently and at a fast pace despite the overall real estate market fluctuation. In particular, revenue for COHT, our online segment, was up 99%, one of the fastest growth rates in the industry.
“Operational-wise, during the third quarter, we continued adding subscribers to our real estate database, further diversified our client base for our real estate consulting business, and expanded our other advertising business. For the online segment we officially launched the new-home and secondary-home real estate channels on Baidu, Inc. (“Baidu”)’s search website in the third quarter, allowing us to capture both search results-based and advertising-based online revenues. I am very proud that by leveraging CRIC’s strength in real estate database and our strong team, we were able to build and operate these high-quality channels in such a short period of time. The combination of our SINA media-portal-oriented real estate channels and our Baidu search-oriented real estate channels has been very well received by our clients. During the third quarter, we also officially set up our joint venture with China Real Estate Research Association (CRERA) and China Real Estate Association (CREA), which will further strengthen our leadership in Chinese real estate data.
“Looking into 2011, our real estate information, consulting and other advertising segment will continue its stable growth, while our online segment will grow at a rate that is even faster than our year-to-date revenue growth of 68%.”
Ms. Bin Laurence, CRIC’s CFO, added, “CRIC achieved a healthy non-GAAP net income margin of 32% in the third quarter. Without the negative margin impact due to our investment in the Baidu channels, our net income margin would have been even higher. As our Baidu channels become more mature, we expect further margin improvement next year.”
Financial Results for the Third Quarter and First Nine Months of 2010
Revenues
Third quarter total revenues were $47.2 million in 2010, an increase of 104% from $23.1 million for the same quarter of 2009. Total revenues for the third quarter of 2010 included $19.1 million attributable to COHT. The remainder was $28.1 million, an increase of 22% from $23.1 million for the same quarter of 2009.
For the first nine months of 2010, total revenues were $111.8 million, an increase of 106% from $54.3 million for the first nine months of 2009. Total revenues for the first nine months of 2010 included $41.7 million attributable to COHT. The remainder was $70.1 million, an increase of 29% from $54.3 million for the first nine months of 2009.
Revenues from real estate information and consulting services were $21.7 million for the third quarter of 2010, an increase of 10% from $19.8 million for the same quarter of 2009. For the first nine months of 2010, revenues from real estate information and consulting services were $57.2 million, an increase of 24% from $46.1 million for the first nine months of 2009. The increases were primarily due to an increased number of subscribers to the CRIC database, more demand for the Company’s customized real estate reports and an increased number of consulting clients in the first nine months of 2010.

Revenues from COHT were $19.1 million for the third quarter of 2010, an increase of 99% from $9.6 million for the third quarter of 2009. For the first nine months of 2010, revenues from COHT were $41.7 million, an increase of 68% from $24.8 million for the same period in 2009. The Company completed its acquisition of COHT in October 2009 and started reporting COHT’s business as a new line of business (online real estate services segment) in the fourth quarter of 2009.
Other revenues were $6.4 million for the third quarter of 2010, an increase of 92% from $3.4 million for the same quarter of 2009 due to the new real estate promotional event services the Company started in the second quarter of 2010. For the first nine months of 2010, other revenues were $12.8 million, an increase of 56% from $8.2 million for the first nine months of 2009. Other revenues mainly consisted of other advertising services and real estate promotional event services.
Cost of Revenues
Third quarter cost of revenues was $11.7 million in 2010, a substantial increase from $1.9 million for the same quarter of 2009. Third quarter cost of revenues in 2010 included $7.3 million attributable to COHT. The remainder was $4.4 million, an increase of $2.5 million, or 141% compared to the third quarter of 2009, primarily due to cost of revenues associated with real estate promotional event services acquired in the second quarter of 2010. Cost of revenues attributable to COHT of $7.3 million included $2.9 million amortization of intangible assets as well as other costs associated with the maintenance of websites. Cost of revenues attributable to COHT in the third quarter of 2010 also included fees paid to Baidu in connection with CRIC’s launch of the new real estate channels on Baidu.
For the first nine months of 2010, cost of revenues was $27.3 million, an increase of 422% from $5.2 million for the first nine months of 2009 mainly due to the Company’s business expansion, the addition of new real estate promotional event service business and the addition of COHT. The cost of revenues for the first nine months of 2010 included $18.1 million attributable to COHT. The remainder was $9.2 million, an increase of 77% from $5.2 million in the first nine months of 2009 due to business expansion and the addition of new real estate promotional event services the Company started in the second quarter of 2010.
Selling, General and Administrative (“SG&A”) Expenses
Third quarter SG&A expenses were $28.4 million in 2010, an increase of 219% from $8.9 million for the same quarter of 2009. Third quarter SG&A expenses in 2010 included $15.0 million attributable to COHT. The remainder was $13.4 million, an increase of 51% from $8.9 million for the same quarter of 2009, primarily due to higher share-based compensation expenses of $1.7 million post-IPO compared with $1.0 million in the third quarter of 2009, additional hire of consultants, higher travel, office and administrative expenses associated with expanded business scope and geographic reach and higher fees paid to third-party professionals since becoming a public company. SG&A expenses attributable to COHT of $15.0 million primarily included $2.1 million intangible amortization expenses, $2.2 million non-cash share-based compensation expenses, and increased marketing and administrative expenses associated with the Company’s launch of real estate channels on Baidu.
For the first nine months of 2010, SG&A expenses were $74.3 million, an increase of 203% from $24.5 million for the first nine months of 2009. SG&A expenses for the first nine months of 2010 included $37.3 million attributable to COHT. The remainder was $37.0 million, an increase of 51% from $24.5 million for the first nine months of 2009, mainly due to higher share-based compensation expenses, higher salaries associated with the increased number of employees, higher travel, administrative and other office expenses associated with business expansion and higher fees paid to third-party professionals since becoming a public company. SG&A expenses attributable to COHT of $37.3 million primarily included $6.4 million intangible amortization expenses, $6.5 million non-cash share-based compensation expenses, and other personnel and administrative expenses including the increased expenses associated with CRIC’s launch of real estate channels on Baidu.

Income from Operations
Third quarter income from operations was $7.0 million in 2010, a decrease of 43% from $12.4 million for the same quarter of 2009. Third quarter income from operations included $3.1 million loss from operations attributable to COHT. Non-GAAP income from operations for the third quarter of 2010 was $16.1 million, an increase of 19% from $13.5 million for the same quarter of 2009. Non-GAAP income from operations for the third quarter of 2010 included $4.0 million attributable to COHT. The remainder was $12.1 million, a slight decline from $13.5 million for the third quarter of 2009, mainly due to increased personnel expenses as the company added more consultants in the third quarter of 2010 and less revenue from land transaction consulting services in the third quarter of 2010.
For the first nine months of 2010, income from operations was $10.1 million, a decrease of 59% from $24.6 million for the first nine months of 2009. Income from operations for the first nine months of 2010 included a $13.6 million loss from operations attributable to COHT. Non-GAAP income from operations for the first nine months of 2010 was $37.2 million, an increase of 34% from $27.8 million for the first nine months of 2009. Non-GAAP income from operations for the first nine months of 2010 included $7.8 million attributable to COHT. The remainder was $29.4 million, an increase of 6% from $27.8 million for the first nine months of 2009.
Other Income
Third quarter other income of $0.7 million primarily represented cash subsidies received by the Company’s subsidiaries from local governments as incentives for investing in certain local districts.
Net Income Attributable to CRIC Shareholders
Third quarter net income attributable to CRIC shareholders was $6.6 million in 2010, a decrease of 46% from $12.2 million for the same quarter of 2009. Third quarter net income attributable to CRIC shareholders included a $2.5 million loss attributable to COHT. The remainder was $9.1 million, a decrease of 26% from $12.2 million for the same quarter of 2009.
Third quarter non-GAAP net income attributable to CRIC shareholders was $14.9 million, an increase of 13% from $13.3 million for the same quarter of 2009. Third quarter non-GAAP net income attributable to CRIC shareholders included $4.0 million attributable to COHT. The remainder was $10.9 million, a decrease of 18% from $13.3 million for the same quarter of 2009, mainly due to the increased personnel expenses as the company added more consultants in the third quarter of 2010 and less revenue from land transaction consulting services in the third quarter of 2010.
For the first nine months of 2010, net income attributable to CRIC shareholders was $16.0 million, a decrease of 31% from $23.2 million for the first nine months of 2009. Net income attributable to CRIC shareholders for the first nine months of 2010 included a $12.3 million loss attributable to COHT. The remainder was $28.3 million, an increase of 22% from $23.2 million for the first nine months of 2009.
For the first nine months of 2010, non-GAAP net income attributable to CRIC shareholders was $41.1 million, an increase of 56% from $26.4 million for the same period in 2009. Non-GAAP net income attributable to CRIC shareholders for the first nine months of 2010 included $7.3 million attributable to COHT. The remainder was $33.8 million, an increase of 28% from $26.4 million for the first nine months of 2009.

Cash Flow
As of September 30, 2010, the Company had a cash balance of $313.0 million. Third quarter net cash inflow from operating activities was $7.3 million and net cash inflow from investing activities was $31.5 million, mainly due to the repayment of a short-term inter-company loan.
Business Outlook
The Company estimates that its revenues for the fourth quarter of 2010 will be in the range of $56 million to $58 million, an increase of approximately 36% to 40% over the same quarter of 2009. The revenue estimate includes estimated revenues from real estate information, consulting and advertising segment of $35 million to $36 million, an increase of 27% to 31% over the same quarter of 2009, and estimated revenues from COHT (online real estate services segment) of $21 million to $22 million, an increase of 52% to 59%. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call Information
CRIC’s management will host an earnings conference call on November 11, 2010 at 7 a.m. U.S. Eastern Time (8p.m. Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

US/International:	+1-718-354-1359
Hong Kong:	+852-3002-1616
Mainland China:	86-10-5904-4827
Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “CRIC”
A live and archived webcast of the conference call will be available at http://ir.cric.com/.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 130 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

Safe Harbor: Forward-Looking Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as CRIC’s strategic and operational plans, contain forward-looking statements. CRIC may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CRIC’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, CRIC’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of CRIC’s brand or image, CRIC’s inability to successfully execute its strategy of expanding into new geographical markets in China, CRIC’s failure to manage its growth effectively and efficiently, CRIC’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, CRIC’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, CRIC’s failure to compete successfully, fluctuations in CRIC’s results of operations and cash flows, CRIC’s reliance on a concentrated number of real estate developers, natural disasters and outbreaks of health epidemics and other risks outlined in CRIC’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and CRIC does not undertake any obligation to update any such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement CRIC’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), CRIC uses the following non-GAAP financial measures: (1) net income attributable to CRIC shareholders (2) net income attributable to CRIC shareholders per diluted ADS and (3) income from operations, each of which excludes expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

CRIC believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions that may not be indicative of its operating performance. CRIC believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to CRIC’s historical performance. CRIC computes its non-GAAP financial measures using the same consistent method from quarter to quarter. CRIC believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to share-based compensation and amortization of intangible assets resulting from business acquisitions is that these expenses charges have been and will continue to be significant recurring expenses in CRIC’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.
For investor and media inquiries please contact:
In China
Penny Pan
Manager, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-8111
E-mail: ir@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: derek.mitchell@ogilvy.com
In the U.S.
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvypr.com

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)

	December 31,	September 30,
	2009	2010
ASSETS
Current assets
Cash and cash equivalents	311,067	312,975
Unbilled accounts receivable, net	22,739	42,265
Accounts receivable, net	5,691	7,946
Properties held for sale sale	—	3,768
Advance payment for advertising placement	1,401	734
Advance payment for properties	8,108	—
Prepaid expenses	1,283	11,362
Other receivables and current assets	4,305	15,706
Amounts due from related parties	2,461	4,857

Total current assets	357,055	399,613
Property and equipment, net	7,423	10,569
Intangible assets, net	201,139	187,742
Goodwill	449,903	450,299
Investment in affiliates	—	4,669
Other non-current assets	4,571	4,943

TOTAL ASSETS	1,020,091	1,057,835

LIABILITES AND EQUITY
Current liabilities
Accounts payable	2,289	2,286
Advance from customers	2,855	6,823
Accrued payroll and welfare expenses	3,873	6,311
Income tax payable	9,270	8,353
Other tax payable	3,085	3,912
Amounts due to related parties	7,301	3,613
Deposit for property for sale	2,781	6
Other current liabilities	4,184	8,009

Total current liabilities	35,638	39,313
Deferred tax liabilities—non-current	42,032	42,561

Total liabilities	77,670	81,874

Commitments and contingencies
Equity
Ordinary shares ($0.0002 par value):
250,000,000 shares authorized, 142,922,222 and 143,608,550 shares issued and outstanding, as of December 31, 2009 and September 30, 2010, respectively	29	29
Additional paid-in capital	863,169	877,581
Subscription receivables	—	(275)
Retained earnings	74,386	89,018
Accumulated other comprehensive income	3,629	6,732

Total CRIC shareholders’ equity	941,213	973,085
Non-controlling interests	1,208	2,876

Total equity	942,421	975,961
TOTAL LIABILITIES AND EQUITY	1,020,091	1,057,835

CHINA REAL ESTATE INFORMATION CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2010	2009	2010
Revenues
Real estate information and consulting services	19,777	21,671	46,117	57,226
Online services	—	19,116	—	41,695
Others	3,356	6,438	8,216	12,844

	23,133	47,225	54,333	111,765
Cost of revenues	(1,853)	(11,747)	(5,234)	(27,321)
Selling, general and administrative expenses	(8,916)	(28,443)	(24,527)	(74,332)

Income from operations	12,364	7,035	24,572	10,112
Interest income	36	499	132	1,233
Other income , net	2,196	652	2,174	3,032

Income before taxes, equity in affiliates	14,596	8,186	26,878	14,377
Income tax (expense) /benefit	(2,653)	(1,554)	(4,675)	1,379

Income before equity in affiliates	11,943	6,632	22,203	15,756
Income from equity in affiliates	177	—	562	—

Net income	12,120	6,632	22,765	15,756
Less: Net income/(loss) attributable to non-controlling interests	(80)	60	(435)	(234)

Net income attributable to CRIC shareholders	12,200	6,572	23,200	15,990

Earnings per share:
Basic	0.17	0.05	0.32	0.11
Diluted	0.16	0.04	0.32	0.11
Shares used in computation:

Basic	71,621,135	143,413,408	71,555,193	143,170,566

Diluted	74,180,929	146,146,077	72,409,368	145,899,082
Notes

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.7011 on September 30, 2010 and USD1 = RMB6.7694 for the three months ended September 30, 2010.

CHINA REAL ESTATE INFORMATION CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(In thousands of U.S. dollars, except share data and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2010	2009	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations[1]	12,364	7,035	24,572	10,112

Share-based compensation expenses [2]	997	3,926	2,979	11,787
Amortization expenses of intangible assets resulting from business acquisitions[3]	99	5,122	248	15,332

Non-GAAP income from operations[4]	13,460	16,083	27,799	37,231

GAAP net income attributable to CRIC shareholders[5]	12,200	6,572	23,200	15,990

Share-based compensation expenses (net of tax and non-controlling interests)	997	3,926	2,979	11,787
Amortization expenses of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	74	4,445	186	13,317

Non-GAAP net income attributable to CRIC shareholders [6]	13,271	14,943	26,365	41,094

GAAP net income per ADS — basic	0.17	0.05	0.32	0.11

GAAP net income per ADS — diluted	0.16	0.04	0.32	0.11

Non-GAAP net income per ADS — basic	0.19	0.10	0.37	0.29

Non-GAAP net income per ADS — diluted	0.18	0.10	0.36	0.28

Shares used in calculating basic GAAP /Non-GAAP net income attributable to CRIC shareholders per ADS	71,621,135	143,413,408	71,555,193	143,170,566

Shares used in calculating diluted GAAP / Non-GAAP net income attributable to CRIC shareholders per ADS	74,180,929	146,146,077	72,409,368	145,899,082

Notes 2:
1: GAAP income from operations included $3.1 million and $13.6 million GAAP losses from operations attributable to COHT for the third quarter and first nine months of 2010, respectively.
2: Share-based compensation expenses included $2.2 million and $6.5 million attributable to COHT for the third quarter and first nine months of 2010, respectively.
3: Amortization expenses, recorded in both cost of revenues and SG&A, included $5.0 million and $15.0 million attributable to COHT for the third quarter and first nine months of 2010, respectively.
4: Non-GAAP income from operations included $4.0 million and $7.8 million attributable to COHT for the third quarter and first nine months of 2010, respectively.
5: GAAP net income attributable to CRIC shareholders included $2.5 million and $12.3 million net loss attributable to COHT for the third quarter and first nine months of 2010, respectively.
6: Non-GAAP net income attributable to CRIC shareholders included $4.0 million and $7.3 million attributable to COHT for the third quarter and first nine months of 2010, respectively.